# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 12/30/2025
Amends the filing with accession number 0001398344-11-001887
Filed by CIK 0001310710
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Thomas J. Herzfeld, et al. (CIK 0001310710): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,856,244; shared voting power 6,752,937; sole dispositive power 1,856,244; shared dispositive power 6,752,937; aggregate amount beneficially owned 8,609,180 (44.19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of shares of common stock to which this Schedule 13D relates is 8,609,180 shares representing 44.19% of the 19,483,671 shares outstanding as reported by the issuer as of December 30, 2025. (1)

1. The amount reported represents the estimate number of shares to be received by the reporting person in connection with the cash or stock distribution announced on December 30, 2025. The exact distribution of cash and stock to the reporting person is dependent upon their election as well as elections of other stockholders, subject to the pro-rata limitation. If necessary, an amended Form 4 will be filed to report the number of shares actually received by the reporting person in connection with the cash or stock distribution once the final allocations are determined.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 1,856,243 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 6,752,937 shares of common stock.
Transactions in the class effected during the past sixty days:
On December 22, 2025 through open market transactions, the Advisory clients sold 22,367 shares at $ 2.5804. On December 23, 2025 through open market transactions, the Advisory clients sold 33,496 shares at $ 2.5853. On December 24, 2025 through open market transactions, the Advisory clients sold 8,308 shares at $2.60. On December 30, 2025 through open market transactions, the Advisory clients sold 42,346 shares at $2.7619.

On December 30, 2025, the Fund paid a distribution, in cash and shares of common stock, of $0.6867 per share owned by each stockholder as of the payment date of December 30, 2025 (the "December 2025 Distribution"). The December 2025 Distribution was paid in cash or shares of the Fund's common stock at the election of stockholders with the total amount of cash distributed to all stockholders limited to 20% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the December 2025 Distribution (approx. 80%) was paid in the form of shares of the Fund's common stock. The exact distribution of cash and stock to any given stockholder was dependent upon their election as well as elections of other stockholders, subject to the pro-rata limitation. The price per share used to calculate the number of shares to be issued in lieu of cash was $2.5799, which was determined using the volume weighted average price per share of the Fund on December 12, 15 and 16, 2025. Mr. T. Herzfeld received 313,444 shares of common stock of the Fund in connection with the December 2025 Distribution. The Advisory clients received 1,140,165 shares of common stock of the Fund in connection with the December 2025 Distribution.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.

## Signatures
- Thomas J. Herzfeld, et al.: /s/ Thomas J. Herzfeld, Thomas J. Herzfeld, Chairman (01/02/2026)